As filed with the Securities and Exchange Commission on March 8, 2021

Securities Act Registration No. 333-251313

Investment Company Registration No. 811-04915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

DNP Select Income Fund Inc.

(Exact Name of Registrant as Specified in Charter)

200 South Wacker Drive, Suite 500

Chicago, Illinois 60606

(Address of Principal Executive Offices)

(312) 263-2610

(Registrant’s Telephone Number, Including Area Code)

Lawrence R. Hamilton, Esq.

Adam D. Kanter, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copies to:

Nathan I. Partain DNP Select Income Fund Inc. 200 South Wacker Drive, Suite 500 Chicago, Illinois 60606	William J. Renahan, Esq. DNP Select Income Fund Inc. 200 South Wacker Drive, Suite 500 Chicago, Illinois 60606

It is proposed that this filling will become effective immediately pursuant to Rule 462(d)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File Nos. 333–251313 and 811-04915) of DNP Select Income Fund Inc., as amended (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-14 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 15.    Indemnification

Maryland law permits a corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Registrant’s charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

•

the director or officer actually received an improper personal benefit in money, property or services or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the prescribed standard of conduct is not met. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

The Registrant’s charter obligates it, to the maximum extent permitted by Maryland law but subject to the exclusion required by Section 17(h) of the 1940 Act, to indemnify (a) any present or former director or officer or (b) any director or officer who, at the Registrant’s request, serves another enterprise as a director or officer. The Bylaws of the Registrant obligate it to provide advance of expenses to the fullest extent permitted by Maryland law, except as limited by the 1940 Act. Additionally, the Registrant’s Bylaws permit it to indemnify any other employees or agents of the Registrant to the extent authorized by the Registrant’s Board of Directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant, its directors and officers, the Registrant’s investment adviser and persons affiliated with them are insured under policies of insurance maintained by the Registrant and the investment adviser, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers. The policies expressly exclude coverage for any director or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Item 16.    Exhibits

1.	Articles of Restatement filed September 20, 2019 (Incorporated by reference from post-effective amendment no. 67 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 33-223945)

2.	Bylaws (Incorporated by reference from post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

3.	None

4.	Agreement and Plan of Merger. Exhibit A to the Joint Proxy Statement/Prospectus contained in Part A of this Registration Statement.

5.1	Specimen common stock certificate (Incorporated by reference from Registrant’s registration statement on Form N-2, no. 33-10421)

5.2	Form of certificate of Mandatory Redeemable Preferred Shares, Series B (the forms of certificate for Series C, D and E are substantially identical other than with respect to the series designation) (Incorporated by reference from post-effective amendment no. 67 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 33-223945)

5.3	Form of 2.76% Series A Senior Secured Notes Due July 22, 2023 (Incorporated by reference to Exhibit d.9 to post-effective amendment no. 62 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

5.4	Form of 3.00% Series B Senior Secured Notes Due July 22, 2026 (Incorporated by reference to Exhibit d.10 to post-effective amendment no. 62 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

6.1	Investment Advisory Agreement (Incorporated by reference from post-effective amendment no. 59 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

7.1	Equity Distribution Agreement (Incorporated by reference to Exhibit h.2 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

8.	Not applicable

9.1	Custody Agreement (Incorporated by reference from post-effective amendment no. 45 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

9.2	Foreign Custody Manager Agreement (Incorporated by reference from post-effective amendment no. 45 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no.
811-04915)

10.	None

11.	Opinion and consent of counsel*

12.	Tax opinion and consent of Mayer Brown LLP*

13.1	Fund Accounting Agreement (Incorporated by reference from post-effective amendment no. 45 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.2	Service Agreement (Incorporated by reference to Exhibit g.2 to post-effective amendment no. 39 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no.
811-04915)

13.3	Third Amended and Restated Administration Agreement (Incorporated by reference from post-effective amendment no. 67 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 33-223945)

13.4	Committed Facility Agreement, dated as of March 6, 2009 (the “Committed Facility Agreement”), between the Fund and BNP Paribas Prime Brokerage, Inc. (“BNP PB”) (Incorporated by reference to Exhibit (b)(1) to Registrant’s tender offer statement on Schedule TO filed on May 3, 2012)

13.5	U.S. PB Agreement, dated March 6, 2009, between the Fund and BNP PB (the “U.S. PB Agreement”) (Incorporated by reference to Exhibit k.10 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.6	Second Amendment Agreement, dated as of January 27, 2012, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.11 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.7	Third Amendment Agreement, dated as of August 26, 2013, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.12 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.8	Fourth Amendment Agreement, dated as of February 4, 2014, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.13 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.9	Fifth Amendment Agreement, dated as of March 24, 2014, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.14 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.10	Sixth Amendment Agreement, dated as of July 1, 2014, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.15 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.11	Seventh Amendment Agreement, dated as of December 19, 2014, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.16 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.12	Eight Amendment Agreement, dated as of January 25, 2016, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.17 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.13	Amendment Agreement, dated as of July 22, 2016, to the Committed Facility Agreement and the U.S. PB Agreement (Incorporated by reference to Exhibit k.18 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no.
811-04915)

13.14	Amended and Restated Rehypothecation Side Letter, dated July 22, 2016, between the Fund and BNP Paribas Prime Brokerage International, Limited as successor to BNP Prime Brokerage, Inc. (the “RSL”) (Incorporated by reference to Exhibit k.19 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.15	Tenth Amendment Agreement, dated as of March 15, 2018, to the Committed Facility Agreement and the RSL (Incorporated by reference to Exhibit k.20 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

13.16	Eleventh Amendment Agreement, dated as of June 24, 2018, to the Committed Facility Agreement (Incorporated by reference from post-effective amendment no. 67 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 33-223945)

13.17	Twelfth Amendment Agreement, dated as of March 8, 2021, to the Committed Facility Agreement*

14.	Consent of Independent Registered Public Accounting Firm (Incorporated by reference from pre-effective amendment no. 1 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-14, no. 811-04915)

15.	Not applicable

16.	Powers of Attorney (Incorporated by reference from Registrant’s registration statement under the Investment Company Act of 1940 on Form N-14, no. 811-04915)

17.	Form of Proxy Card for Duff & Phelps Utility and Corporate Bond Trust Inc. (Incorporated by reference from pre-effective amendment no. 1 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-14, no. 811-04915)

*	Filed herewith

Item 17.    Undertakings

(1) Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURE

As required by the Securities Act of 1933, as amended (the “Securities Act”), this post-effective amendment to the registration statement has been signed on behalf of the Registrant in the City of Chicago, and State of Illinois, on the 8th day of March, 2021.

DNP SELECT INCOME FUND INC.

By:	/s/ Nathan I. Partain
Name:	Nathan I. Partain
Title:	President and Chief Executive Officer

As required by the Securities Act, this post-effective amendment to the registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* David J. Vitale	Chairman and Director	March 8, 2021

* Donald C. Burke	Director	March 8, 2021

* Robert J. Genetski	Director	March 8, 2021

* Philip R. McLoughlin	Director	March 8, 2021

* Geraldine M. McNamara	Director	March 8, 2021

* Eileen A. Moran	Vice Chairperson and Director	March 8, 2021

/s/ Nathan I. Partain Nathan I. Partain	President and Chief Executive Officer (Principal Executive Officer), Director	March 8, 2021

/s/ Alan M. Meder Alan M. Meder	Treasurer, Principal Financial and Accounting Officer, and Assistant Secretary (Principal Financial Officer)	March 8, 2021

*This filing has been signed by each of the persons so indicated by the undersigned Attorney-in-Fact pursuant to powers of attorney filed herewith or heretofore.

*By:	/s/ Alan M. Meder
Alan M. Meder
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

11	Opinion and consent of counsel

12	Tax opinion and consent of Mayer Brown LLP

13.17	Twelfth Amendment Agreement, dated as of March 8, 2021, to the Committed Facility Agreement